UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File No. 000-29204

(Check One) ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒Form 10-Q    ☐ Form 10-D
☐ Form N-SAR ☐ Form N-CSR

For the period ended:  March 31, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I
REGISTRANT INFORMATION

Full name of Registrant:	Global Matrechs, Inc.
Former name if Applicable:	N/A
Address of Principal Executive Office ( Street and Number ):	90 Grove Street, Suite 201
City, State and Zip Code:	Ridgefield, Connecticut 06877

PART II
RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort. or expense;

(b)  The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or  Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed  due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will  be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Registrant was unable to file its Form 10-QSB for the fiscal quarter ended March 31, 2007 on a timely basis without unreasonable effort or expense because the Registrant is still in the process of completing its year-end financial statements and completing the year-end audit for fiscal year ended December 31, 2006.  A significant portion of time of the Registrant’s financial personnel had been involved in completing its Form 10-KSB for the fiscal year ended December 31, 2006, which has not yet been filed. Hence, the relevant personnel had not been able to devote the necessary time to prepare the Form 10-QSB for the fiscal quarter ended March 31, 2007.

PART IV
OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification:

Michael Sheppard	(203)	431-6665
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934  or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed?
☐  Yes    ☒   No
If the answer is no, identify report(s)
Annual Report on Form 10-KSB for the period ending December 31, 2006.

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the  last fiscal year will be reflected by the earnings statements to be included in the subject report or portion  thereof?
☐ Yes    ☒   No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GLOBAL MATRECHS, INC.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2007	By:/s/ Michael Sheppard Name: Michael Sheppard Title: President